UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

(Room #39-095) 4000, 585 8th Avenue S.W.
Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date:	February 22, 2024	By:	/s/ Cameron J. Goldade
Name: Cameron J. Goldade
Title: Senior Vice President & Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News release dated February 22, 2024 - Pembina Pipeline Corporation Reports Record Results for the Fourth Quarter 2023, Provides Business Update, and Declares Quarterly Common Share Dividend